Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND THE
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

Monaco, October 27, 2021 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter (“Q3 2021”) and nine-months ended September 30, 2021.

I.	PROFITABILITY

•	Q3 2021 Net Income available to common stockholders of $107.4 million compared to $17.4 million in Q3 2020.

•	Q3 2021 Earnings per Share of $0.87 compared to $0.14 in Q3 2020.

•	Q3 2021 Adjusted Net Income available to common stockholders(1) of $81.5 million compared to $26.7 million in Q3 2020.

•	Q3 2021 Adjusted Earnings per Share(1) of $0.66 compared to $0.22 in Q3 2020.

II.	SALE AND PURCHASE ACTIVITY

•	Delivery of another 20 dry bulk vessels (total delivered fleet of 34 vessels), with three additional vessels expected to be delivered within 2021.

•	Delivery of the 2009-built, 4,578 TEU containership Gialova (ex. Cosco Fukuyama) which commenced its time charter with ZIM for a period of 32 to 36 months.

•	Vessel disposals:

○ Sale of the 2003-built, 5,928 TEU containership Venetiko (capital gain of $16.5 million in Q3 2021).

○ Sale of the 2002-built, 4,992 TEU containership ZIM Shanghai (estimated capital gain of approximately $13.8 million in the next quarter).

○ Sale of the 2001-built, 5,576 TEU containership Ensenada (co-owned with York Capital). This sale resulted in a capital gain for the Company of $5.7 million in Q3 2021.

○ Agreed to sell the 2002-built, 4,992 TEU containership ZIM New York. Sale is expected to be concluded in 2021.

III.	NEW CHARTER ARRANGEMENTS

•	5 new containership fixtures since last quarter including:

○	the forward fixture of the 2006-built, 5,642 TEU vessel Glen Canyon for a period of 39 to 42 months at a daily rate of $62,500, with estimated delivery to the new charterer between the first and second quarters of 2022.

•	18 new dry bulk vessel charters.

IV.	NEW DEBT FINANCING AND CAPITAL STRUCTURE

•	New agreement for the financing of future dry bulk vessel acquisitions in the form of a hunting license facility for an aggregate amount of $150 million with a European financial institution.

•	Liquidity of $303.1 million as of the end of Q3 2021 (including our share of cash amounting to $4.7 million held in companies co-owned with York Capital), which coupled with the $254.7 million of undrawn funds from our three hunting license facilities, amounts to $557.8 million.

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(1) Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

NEW BUSINESS DEVELOPMENTS

A.	New charter agreements(2)

•	The Company has chartered in total 5 containerships since last quarter. Below is an illustrative list of some of the latest fixtures:

-	Charter of the 2006-built, 5,642 TEU containership Glen Canyon with ZIM for a period of 39 to 42 months at charterers’ option, which will commence during the period from February 10, 2022 to April 10, 2022, at a daily rate of $62,500.

-	Extend the charter of the 2004-built, 2,586 TEU containership Lakonia with COSCO for a period of 35 to 36 months at charterers’ option starting from April 24, 2022, at a daily rate of $26,500. Current daily rate is $17,300.

-	Extend the charter of the 2000-built, 2,474 TEU containership Areopolis with COSCO for a period of 35 to 36 months at charterers’ option starting from May 3, 2022, at a daily rate of $26,500. Current daily rate is $17,300.

•	The Company has chartered in total 18 dry bulk vessels since last quarter. Below is an illustrative list of some of the latest fixtures:

-	Charter of the 2012-built, 37,019 dwt dry bulk vessel Discovery for a period expiring in November 2021, at a daily rate of $47,000.

-	Charter of the 2008-built, 56,557 dwt dry bulk vessel Clara for a period expiring in November 2021, at a daily rate of $47,000.

-	Charter of the 2011-built, 57,937 dwt dry bulk vessel Curacao for a period expiring in December 2021, at a daily rate of $39,000.

-	Charter of the 2012 built, 83,478 dwt dry bulk vessel Aeolian for a period expiring in December 2021, at a daily rate of $39,000.

-	Charter of the 2012-built, 56,670 dwt dry bulk vessel Merida for a period expiring in November 2021, at a daily rate of $42,000.

-	Charter of the 2016-built, 63,553 dwt dry bulk vessel Seabird for a period expiring in November 2021, at a daily rate of $40,750.

-	Charter of the 2010-built, 34,426 dwt dry bulk vessel Manzanillo for a period expiring in November 2021, at a daily rate of $48,750.

-	Charter of the 2012-built, 81,541 dwt dry bulk vessel Farmer for a period expiring in December 2021, at a daily rate of $38,300.
(2) Please refer to Fleet List tables for additional information on vessels employment details.

B.	New Financing Agreements

•	In September 2021, we signed a hunting license facility agreement with a leading European financial institution for an amount of up to $150 million for the purposes of financing the acquisition cost of dry bulk vessels. The new facility will be repayable up to July 2022.

C.	Dividend announcements

•	On October 1, 2021, we declared a dividend for the quarter ended September 30, 2021, of $0.115 per share on our common stock, which will be paid on November 5, 2021, to stockholders of record of common stock as of October 20, 2021.

•	On October 1, 2021, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on October 15, 2021 to holders of record as of October 14, 2021.

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Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“The container market rebound that began in the second half of last year is continuing, drawing strength from favorable supply and demand dynamics. The availability of containerships in the market has been stretched thin due to high cargo volumes and strong tonnage demand, that has been exacerbated by port congestion and an overall shortage of equipment.

All our containerships chartered during the quarter have been fixed at increasingly high levels of hire.

On the dry bulk side, we took delivery of 20 additional vessels, bringing the number of dry bulk vessels that have been delivered to us to 34. The remaining 3 ships are expected to be delivered by year-end. All our dry bulk vessels are employed in the spot market, yielding very healthy returns.

Contracted revenues have reached US$ 3.3 billion and the average time charter duration for our containership fleet stands at more than four years. We have 9 containerships coming off charter by the end of next year and 37 dry bulk vessels operating in the spot market, favorably positioning our company should the currently strong market conditions continue.”

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Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Voyage revenue	$341,176	$509,721	$107,903	$216,226
Accrued charter revenue (1)	$15,942	$3,170	$8,221	$1,024
Amortization of Time-charter assumed	$144	$(463)	$49	$(118)
Voyage revenue adjusted on a cash basis (2)	$357,262	$512,428	$116,173	$217,132

Adjusted Net Income available to common stockholders (3)	$91,005	$177,802	$26,740	$81,540
Weighted Average number of shares	120,319,521	122,845,943	121,094,924	123,299,457
Adjusted Earnings per share (3)	$0.76	$1.45	$0.22	$0.66

Net Income / (Loss)	$(18,198)	$273,967	$25,249	$115,210
Net Income / (Loss) available to common stockholders	$(40,894)	$250,665	$17,395	$107,356
Weighted Average number of shares	120,319,521	122,845,943	121,094,924	123,299,457
Earnings / (Losses) per share	$(0.34)	$2.04	$0.14	$0.87

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the nine-month periods ended September 30, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Net Income / (Loss)	$(18,198)	$273,967	$25,249	$115,210
Earnings allocated to Preferred Stock	(23,315)	(23,302)	(7,854)	(7,854)
Gain on retirement of Preferred Stock	619	-	-	-
Net Income / (Loss) available to common stockholders	(40,894)	250,665	17,395	107,356
Accrued charter revenue	15,942	3,170	8,221	1,024
General and administrative expenses - non-cash component	2,416	5,523	908	2,316
Amortization of Time charter assumed	144	(463)	49	(118)
Realized (gain) / loss on Euro/USD forward contracts (1)	(488)	26	(410)	200
Vessels’ impairment loss	31,577	-	-	-
(Gain) / loss on sale / disposal of vessels, net	65,260	(18,075)	432	(16,669)
Non-recurring, non-cash write-off of loan deferred financing costs	478	363	-	-
Loss on vessels held for sale	14,359	-	-	-
Gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	-	(5,726)	-	(5,726)
Swap’s breakage costs	6	-	6	-
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments	2,205	1,219	139	207
Fair value measurement / Change in fair value of equity securities	-	(58,144)	-	(7,050)
Other non-recurring, non-cash items	-	(756)	-	-
Adjusted Net Income available to common stockholders	$91,005	$177,802	$26,740	$81,540
Adjusted Earnings per Share	$0.76	$1.45	$0.22	$0.66
Weighted average number of shares	120,319,521	122,845,943	121,094,924	123,299,457

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, net, loss on vessels held for sale, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, fair value measurement of equity securities / change in fair value of equity securities, swap’s breakage costs, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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